

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2019

Pedro C. Gonzalez
Chief Financial Officer
Stratus Capital Corporation
8480 East Orchard Road, Suite 1100
Greenwood Village, Colorado 80111

> **Re: Stratus Capital Corporation**
> **Form 10-12G**
> **Filed September 9, 2019**
> **File No. 000-56093**

Dear Mr. Gonzalez:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Real Estate & Construction

cc:     Michael Littman, Esq.